LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL
DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

November 24, 2009

VIA EDGAR

Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	SunGame Corporation
Amendment No. 2 to Registration Statement on Form S-1
File October 30, 2009
File No. 333-158946

Dear Ms. Mills-Apenteng:

Please be advised that this firm has been retained as new counsel by SunGame Corporation.  We are in receipt of your comment letter dated November 18, 2009 and are in the process of preparing a response and Amendment No. 3 to Sun Game Corporation’s registration statement on Form S-1.

If you have any questions, please contact the undersigned.

Sincerely yours,

/s/ Laura E. Anthony
Laura E. Anthony,
For the Firm

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832